The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, Pennsylvania 19087

August 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for The Hartford Mutual Funds II, Inc. Registration Statement on Form N-14 (File No. 333-258850)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The Hartford Mutual Funds II, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Schroder Core Bond Fund, a series of Schroder Series Trust, with and into the Hartford Schroders Sustainable Core Bond Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2021, pursuant to Rule 488 under the Securities Act (Accession Number 0001193125-21-247670).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Ambler and State of Pennsylvania on the 25th day of August, 2021.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Corey F. Rose of Dechert LLP, counsel to the Registrant, at (202) 261-3314.

Sincerely,

/s/ David A. Naab

David A. Naab

Vice President and Treasurer

cc:	Michelle M. Lombardo, Esq.
Corey F. Rose, Esq.